American Mold Guard, Inc.

6033 West Century Boulevard, Fourth Floor Los Angeles, California 90045 Telephone: 310.342.6800 Facsimile: 310.649.7801

October 14, 2008

Mr. William H. Demarest IV Staff Accountant

United States Securities and Exchange Commission, Division of Corporation Finance, Mail Stop 4561 Washington, D.C. 20549

Re:	American Mold Guard, Inc.
Item 4.01 Form 8-K
Filed August 14, 2008
File No. 1-32862

Dear Mr. Demarest:

     This letter responds to your comments set forth in a letter dated August 18, 2008 regarding the above-referenced filing (the “Form 8-K”) filed by American Mold Guard, Inc. (the “Company”). For ease of reference, your comments have been incorporated in this letter in bold type and precede our responses. If you have any questions regarding the responses to your comments, please feel free to contact me at 310.342.6800.

Engagement of new accountant:

     1. Your disclosure indicates that immediately prior to engaging your new auditor, you did not have any form of auditor-client relationship with an independent accountant. However, Item 304(a)(2) of Regulation S-K requires the disclosure of any consultations with the new auditor during the registrant’s two most recent fiscal years and any subsequent interim period through the date of engagement. Please amend your Form 8-K to comply with the requirements of Regulation S-K and Item 304(a)(2) and to address the proper period.

     An amendment to the Form 8-K has been filed to provide the disclosures required by Item 4.01 of Form 8-K and Item 304(a)(2) of Regulation S-B with respect to the years ended December 31, 2007 and 2006 and through August 12, 2008 (the date of engagement of the Company’s new auditor).

Sincerely,

/s/ John W. Martin Principal Executive Officer of American Mold Guard, Inc.